

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 4, 2016

Via E-mail
Lance A. Berry
Senior Vice President and Chief Financial Officer
Wright Medical Group N.V.
Prins Bernhardplein 200
1097 JB Amsterdam
The Netherlands

Re: Wright Medical Group N.V.
Form 10-K for Fiscal Year Ended December 27, 2015
Filed February 23, 2016
File No. 1-35065

Dear Mr. Berry:

We have reviewed your March 30, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2016 letter.

Form 10-K for Fiscal Year Ended December 27, 2015

General

1. The acknowledgement at the end of your letter states that you acknowledge the Staff's position rather than providing your acknowledgment. Please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery